Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

Three Months Ended 3/31/2010
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$76
One-Third of Rents, Net of Income from Subleases	6

Total Fixed Charges	$82

Earnings:
Loss Before Income Taxes	$(22)
Fixed Charges	82

Total Earnings	$60

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	N/A (a)

Coverage Deficiency	$(22)

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$247
One-Third of Rents, Net of Income from Subleases	6

Total Fixed Charges	$253

Earnings:
Loss Before Income Taxes	$(22)
Fixed Charges	253

Total Earnings	$231

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	NA (a)

Coverage Deficiency	$(22)

(a)	Earnings were inadequate to cover fixed charges by $22.